Exhibit 99.1

Additional Q&A provided in response to individual inquiries

Q: Having gone through various mergers, I wonder if we have a ‘lessons learned’ list from the previous mergers. For example, during the Aventis acquisition we underestimated completely the time and resources required to prepare the Bayer and Aventis organizations prior to closing/start of the integration — resulting in a lot of confusion and inefficiencies after day 1.

A: We understand that integration of mergers always includes complex and challenging tasks. But Bayer has extensive experience in successfully integrating our acquisitions from a business, geographic, and cultural perspective: Since 2005 we have acquired and successfully integrated a number of multi-billion Euro businesses. For example the Schering acquisition which was comparable to Monsanto in terms of number of employees, but more complex in terms of scope of geographical coverage and the number of subsidiaries involved. We foresee no impediments to effectively integrating our respective organizations, especially given our complementary business segments, geographies, and success-driven cultures.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.